UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-42601

GIBO HOLDINGS LIMITED

(Exact name of registrant as specified in its charter)

Unit 2912, Metroplaza, Tower 2

223 Hing Fong Road, Kwai Chung, N.T.

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Effectiveness of Share Consolidation and Warrant Adjustment

As previously reported by GIBO HOLDINGS LIMITED (the “Company”), at an extraordinary general meeting of the Company held on August 6, 2025, the Company’s shareholders approved to (i) implement a two hundred (200)-for-one (1) share consolidation of all of its authorized, issued and unissued ordinary shares (the “Share Consolidation”). Following the Share Consolidation, the authorized share capital of the Company is $50,000 divided into 250,000,000 shares of par value of US$0.0002 each, comprising of (i) 225,000,000 class A ordinary shares, par value US$0.0002 each (the “Class A ordinary shares”) and (ii) 25,000,000 class B ordinary shares, par value US$0.0002 each, (ii) authorize the board of directors of the Company (the “Board”) to settle as the Board considers expedient any difficulty which arises in relation to the Share Consolidation so that no fractional shares be issued in connection with the Share Consolidation and all fractional shares resulting from the Share Consolidation will be rounded up to the whole number of shares, and (iii) amend and restate the existing Amended and Restated Memorandum and Articles of Association of the Company by the deletion in their entirety and the substitution in their place of the Second Amended and Restated Memorandum and Articles of Association of the Company, which incorporate amendments including but not limited to the Share Consolidation and set out the rights and privileges of the Class A ordinary shares and Class B ordinary shares.

As a result of the Share Consolidation, every two hundred (200) Class A ordinary shares issued and outstanding or authorized but not issued prior to the Effective Time will be consolidated into one (1) Class A ordinary share, and every two hundred (200) Class B ordinary shares issued and outstanding or authorized but not issued prior to the Effective Time will be consolidated into one (1) Class B ordinary share. Beginning with the opening of trading on August 20, 2025, the Company’s Class A ordinary shares will be available for trading on the Nasdaq Global Market under the existing ticker symbol “GIBO” on a Share Consolidation-adjusted basis with a new CUSIP number G38617125.

No fractional Class A or Class B ordinary share shall be issued in connection with the Share Consolidation. Shareholders who would otherwise be entitled to receive a fractional share as a result of the Share Consolidation will receive one whole share in lieu of such fractional share.

The Company’s transfer agent, Transhare Corporation, is acting as the exchange agent for the Share Consolidation. Shareholders who hold their shares in book-entry form or in “street name” (i.e., through a broker, bank or other holder of record) are not required to take any action. The Share Consolidation will affect all shareholders uniformly and will not alter any shareholder’s percentage interest in the Company’s equity, except to the extent that the Share Consolidation would otherwise result in a shareholder owning a fractional share.

In connection with the Share Consolidation, on August 18, 2025, the Company also issued a notice (the “Warrant Adjustment Notice”) to holders of its warrants to purchase Class A ordinary shares (the “Warrants”). In the Warrant Adjustment Notice, the Company notified its warrant agent, Continental Stock Transfer & Trust Company (the “Warrant Agent”), and the Warrant holders that the Company has made the following adjustments to its outstanding Warrants, effective beginning with the opening of trading on August 20, 2025:

●	the number of Class A ordinary shares issuable upon the exercise of each pre-Share Consolidation Warrant to purchase Class A ordinary share will decrease proportionately to the Share Consolidation ratio, resulting in each such Warrant being exercisable for 1/200th of one post-Share Consolidation Class A ordinary share; and

●	the exercise price of each post-Share Consolidation Warrant to purchase one whole post-Share Consolidation Class A ordinary share will be proportionately increased 200-fold (relative to a pre-Share Consolidation Warrant to purchase one Class A ordinary share), to $2,300.0 per post-Share Consolidation Class A ordinary share.

The Warrant Adjustment Notice was provided by the Company pursuant to the terms of the Warrant Agreement, dated June 27, 2023 (the “Warrant Agreement”), by and between Bukit Jalil Global Acquisition 1 Ltd. (as predecessor to the Company) and the Warrant Agent, as amended by that certain Assignment, Assumption and Amendment Agreement, dated as of May 8, 2025, by and among Bukit Jalil Global Acquisition 1 Ltd., Bukit Jalil Global Investment Ltd., the Company and the Warrant Agent.

In accordance with the terms of the Warrant Agreement, the Company will not issue fractional shares upon exercise of Warrants.

Beginning with the opening of trading on August 20, 2025, the Warrants will continue to be available for trading on the Nasdaq Capital Market under the existing ticker symbol “GIBOW” subject the foregoing adjustments with the existing CUSIP number G38617117 unchanged.

The foregoing descriptions of the Warrant Adjustment Notice is a summary of the material terms of the Warrant Adjustment Notice and does not purport to be complete and is qualified in its entirety by reference to the Warrant Adjustment Notice, which is attached hereto as Exhibit 99.2.

Hearing Request to Appeal Nasdaq Delisting Determination

As previously disclosed in the Company’s current report on Form 6-K furnished on August 6, 2025, the Company received a letter from The Nasdaq Stock Market LLC (the “Nasdaq”) on August 4, 2025, which stated that, because the Company’s securities had a closing bid price of $0.10 or less for ten consecutive trading days as of the letter date and as a result the Company is not in compliance with Nasdaq listing rule 5450(a)(1) (the “Minimum Bid Price Requirement”), unless the Company timely requested a hearing before a Hearings Panel (the “Panel”) by August 11, 2025 to appeal Nasdaq’s delisting determination, trading of the Company’s securities would be suspended at the opening of business on August 13, 2025, and a Form 25-NSE would be filed with the Securities and Exchange Commission to remove the Company’s securities from listing and registration on Nasdaq, according to the Nasdaq listing rule 5810(c)(3)(A)(iii).

On August 8, 2025, the Company timely requested a hearing before the Panel, which stayed the suspension of the Company’s securities and the filing of the Form 25-NSE pending the Panel’s decision. The Company also submitted a plan to regain compliance to the Panel, including among others, the implementation of the Share Consolidation.

There can be no assurance that the Company will be able to regain compliance with the Minimum Bid Price Requirement or will otherwise be in compliance with other applicable Nasdaq listing rules, or that the Company’s appeal of the delisting determination will be successful. If the Company’s securities are delisted from the Nasdaq, it could be more difficult to buy or sell the Company’s securities or to obtain accurate quotations, and the price of the Company’s securities could suffer a material adverse decline.

Forward-Looking Statements

This current report on Form 6-K contains forward-looking statements. These express or implied statements are not promises or guarantees and involve substantial risks and uncertainties. Examples of forward-looking statements herein include, without limitation, statements regarding the Company’s intent or ability to regain compliance with the Nasdaq’s continued listing requirements, the timing and nature of the Hearing, the outcome of the Panel’s review of any Company appeal of the Staff’s determination, and any courses of action to regain compliance with the Nasdaq continued listing requirements. Forward-looking statements are statements that are not historical facts, nor assurances of future performance. Instead, they are based on the Company’s current beliefs, expectations and assumptions regarding the future of its business, future plans, strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent risks and uncertainties, and actual results may differ materially from those set forth in the forward-looking statements. Important factors that could cause actual results to differ include, without limitation, there can be no assurance that the Company will meet the Minimum Bid Price Requirement during any compliance period or otherwise in the future, otherwise meet the Nasdaq’s compliance standards, that Nasdaq will grant the Company any relief from delisting as necessary or whether the Company can ultimately meet applicable Nasdaq requirements for any such relief. These forward-looking statements should be considered together with the risks and uncertainties that may affect the Company’s business and future results included in the Company’s filings with the Securities and Exchange Commission at www.sec.gov. These forward-looking statements are based on information currently available to the Company, and the Company assumes no obligation to update any forward-looking statements except as required by applicable law.

Exhibits Index

Exhibit No.	Description
99.1	Press Release
99.2	Warrant Adjustment Notice, effective August 20, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 19, 2025

GIBO Holdings Limited

By:	/s/ Jing Tuang “Zelt” Kueh
Name:	Jing Tuang “Zelt” Kueh
Title:	Chief Executive Officer